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                                       GIANT INDUSTRIES, INC.
                                       23733 North Scottsdale Road
                                       Scottsdale, Arizona 85255

                                       P. O. Box 12999
                                       Scottsdale, Arizona 85267

                                       602-585-8888
September 11, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Giant Industries, Inc.'s Registration Statement on Form
          S-4 filed May 5, 1998 (No. 333-51785) - Application for
          Withdrawal

Ladies and Gentlemen:

     Giant Industries, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) under the Securities Act of 1933, as amended, hereby applies to the Commission for its consent to the withdrawal of the above-referenced Registration Statement, together with all exhibits and amendments thereto. The Company requests withdrawal because its proposed merger with Holly Corporation ("Holly") pursuant to an Agreement and Plan of Merger between the Company and Holly dated April 14, 1998 has been terminated by mutual agreement of the Company and Holly. No shares of the Company's common stock have been issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of withdrawal be included in the file for the Registration Statement in the following manner:
"Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions or comments or require further information, please call Bill Eggleston of Fennemore Craig, counsel to the Company, at (602) 916-5328. In addition, please notify us of the consent of the Commission to withdrawal of the Registration Statement by contacting me at the above address, with a copy to W.
T. Eggleston, Jr., Fennemore Craig, 3003 North Central Avenue, Suite 2600, Phoenix, Arizona 85012-2913.

                        Very truly yours,

                        GIANT INDUSTRIES, INC.

                        By: /s/ James E. Acridge
                           ------------------------------
                           James E. Acridge
                           Chairman of the Board, President
                           and Chief Executive Officer

cc:  Karen C. McConnell, Esq.
     W. T. Eggleston, Jr., Esq.